SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)*

ZipRealty, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98974V107

(CUSIP Number)

Osmium Partners, LLC

300 Drakes Landing Road, Suite 172

Greenbrae, CA 94904

Attention: John H. Lewis

Telephone: (415) 747-8698

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,see the Notes.)

CUSIP No.: 98974V107

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John H. Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER – 14,600
	8	SHARED VOTING POWER – 759,976
	9	SOLE DISPOSITIVE POWER – 14,600
	10	SHARED DISPOSITIVE POWER – 759,976
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 774,576
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: 98974V107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER – 0
	8	SHARED VOTING POWER – 759,976
	9	SOLE DISPOSITIVE POWER – 0
	10	SHARED DISPOSITIVE POWER – 759,976
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 759,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No.: 98974V107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER – 0
	8	SHARED VOTING POWER – 452,709
	9	SOLE DISPOSITIVE POWER – 0
	10	SHARED DISPOSITIVE POWER – 452,709
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 452,709
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No.: 98974V107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Capital II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER – 0
	8	SHARED VOTING POWER – 253,464
	9	SOLE DISPOSITIVE POWER – 0
	10	SHARED DISPOSITIVE POWER – 253,464
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No.: 98974V107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Spartan, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER – 0
	8	SHARED VOTING POWER – 53,803
	9	SOLE DISPOSITIVE POWER – 0
	10	SHARED DISPOSITIVE POWER – 53,803
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,803
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed with respect to the Reporting Persons beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of ZipRealty, Inc. (the “Issuer”). This Amendment No. 3 supplements the Schedule 13D previously filed on March 27, 2013 and amended on August 30, 3013(“Amendment No. 1”) and June 5, 2014 (Amendment No. 2”) (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 3 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D. Except as set forth herein, this Amendment No. 3 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

This Amendment No. 3 is being filed primarily to report the open market sales by the Reporting Persons on July 16, 2014 (as reported in the Form 4 filed with the SEC by the Reporting Persons on July 18, 2014) and to disclose that the Reporting Persons ceased to be an owner of more than five percent of the class of Common Stock after giving effect to the transactions reported herein.

ITEM 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds (excluding commissions) used by the Funds in making their purchase of the shares of Common Stock owned by each of them in the aggregate was $2,328,956 from working capital.

The source and amount of funds (excluding commissions) used by Mr. Lewis individually in making his purchase of the shares of Common Stock owned by him personally in the aggregate was $28,541.09 from his personal funds.

One or more of the Reporting Persons effect purchases of securities through margin accounts which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4.	Purpose of Transaction.

The information under this Item 4 is hereby amended and supplemented to add the following text:

On July 16, 2014, the Reporting Persons effected open market sales of the Common Stock of the Issuer as set forth below in Item 5(c).

ITEM 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own:

(i)	Fund I directly owns 452,709 shares of Common Stock representing 2.1% of all of the outstanding shares of Common Stock of the Issuer.

(ii)	Fund II directly owns 253,464 shares of Common Stock representing 1.2% of all of the outstanding shares of Common Stock of the Issuer.

(iii)	Fund III directly owns 53,803 shares of Common Stock representing 0.2% of all of the outstanding shares of Common Stock of the Issuer.

(iv)	Osmium Partners, as the general partner of each of the Funds, may be deemed to beneficially own the 759,976 shares of Common Stock held by them, representing 3.5% of all of the outstanding shares of Common Stock of the Issuer.

(v)	Mr. Lewis individually owns 14,600 shares of Common Stock representing 0.1% of all of the outstanding shares of Common Stock. Mr. Lewis may also be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Osmium Partners.

(vi)	Collectively, the Reporting Persons beneficially own 774,576 shares of Common Stock representing 3.6% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

The percentages set forth in this response are based on the 21,684,807 shares of Common Stock outstanding as of May 1, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 as filed with the SEC on May 9, 2014.

(b) Osmium Partners and Mr. Lewis may be deemed to share with Fund I, Fund II, and Fund III (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 452,709 shares of Common Stock, 253,464 shares of Common Stock, and 53,803 shares of Common Stock reported herein, respectively. Mr. Lewis, individually, has the power to vote or direct the vote of and to dispose or direct the disposition of the 14,600 shares of Common Stock reported herein as individually owned by him.

(c) The Reporting Persons effected the following transactions since the filing of Amendment No. 2 on June 5, 2014 (as previously reported by the Reporting Persons on Form 4):

Osmium Capital, LP

Transaction Date	Number of Shares	Price per Share	Type of Transaction
7/16/2014	758,881	$6.71	Sale

Osmium Capital II, LP

Transaction Date	Number of Shares	Price per Share	Type of Transaction
7/16/2014	1,171,202	$6.71	Sale

Osmium Diamond, LP

Transaction Date	Number of Shares	Price per Share	Type of Transaction
7/16/2014	248,617	$6.71	Sale

(e) The Reporting persons ceased to be the beneficial owner of more than five percent of the Common Stock of the issuer on July 16, 2014, after giving effect to the transactions reported above in Item 5(c).

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As previously disclosed in Amendment No. 2, on June 3, 2014, the Issuer and Osmium Partners entered into a Mutual Nondisclosure Agreement which remains in effect.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement – Incorporated by Reference to the Schedule 13D as filed with the SEC on June 5, 2014.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: July 30, 2014

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP

By:	/s/ John H. Lewis
John H. Lewis, for himself and as Managing Member of Osmium Partners, LLC, for itself and as General Partner of Osmium Capital, LP, Osmium Capital II, LP, and Osmium Spartan, LP